

# Sit Mutual Funds

BALANCED
DEVELOPING MARKETS GROWTH
DIVIDEND GROWTH

# Monthly Fund Performance
### as of July 31, 2017

GLOBAL DIVIDEND GROWTH
INTERNATIONAL GROWTH
LARGE CAP GROWTH
MID CAP GROWTH
MINNESOTA TAX-FREE INCOME
QUALITY INCOME
SMALL CAP GROWTH
TAX-FREE INCOME
U.S. GOVERNMENT SECURITIES

# Performance as of July 31, 2017

## SIT EQUITY FUNDS

| | Ticker | Three Month[1] | Six Month[1] | Average Annual Returns | | | | 30-Day SEC Yield[2] |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | One Year | Three Year | Five Year | Ten Year | |
| **Balanced** | **SIBAX** | **3.61%** | **9.07%** | **11.29%** | **7.72%** | **9.39%** | **6.01%** | |
| S&P 500® Index[3] | | 4.14 | 9.51 | 16.04 | 10.87 | 14.78 | 7.74 | |
| Bloomberg Barclays Aggregate Bond Index[4] | | 1.10 | 2.51 | -0.51 | 2.71 | 2.02 | 4.44 | |
| **Dividend Growth Class I** | **SDVGX** | **3.52** | **8.22** | **13.13** | **9.59** | **12.85** | **8.48** | **1.47%** |
| **Dividend Growth Class S** | **SDVSX** | **3.46** | **8.12** | **12.89** | **9.32** | **12.56** | **8.20** | **1.22** |
| S&P 500® Index[3] | | 4.14 | 9.51 | 16.04 | 10.87 | 14.78 | 7.74 | |
| **Global Dividend Growth[5] Class I** | **GDGIX** | **3.98** | **8.78** | **10.32** | **5.42** | **8.76** | **—** | **1.73** |
| **Global Dividend Growth[5] Class S** | **GDGSX** | **3.92** | **8.66** | **9.98** | **5.14** | **8.49** | **—** | **1.49** |
| MSCI World Index[6] | | 4.96 | 10.64 | 16.12 | 6.64 | 11.63 | — | |
| **Small Cap Dividend Growth[7] Class I** | **SSCDX** | **0.55** | **4.09** | **12.88** | **—** | **—** | **—** | **0.81** |
| **Small Cap Dividend Growth[7] Class S** | **SDFSX** | **0.40** | **3.88** | **12.51** | **—** | **—** | **—** | **0.56** |
| Russell 2000® Index[8] | | 2.10 | 5.35 | 18.45 | — | — | — | |
| **ESG Growth Class I** | **IESGX** | **5.21** | **12.50** | **13.51** | **—** | **—** | **—** | |
| **ESG Growth Class S** | **SESGX** | **5.12** | **12.30** | **13.17** | **—** | **—** | **—** | |
| MSCI World Index[6] | | 4.96 | 10.64 | **16.12** | — | — | — | |
| **Large Cap Growth** | **SNIGX** | **5.62** | **14.27** | **18.64** | **11.24** | **13.59** | **7.58** | |
| Russell 1000® Growth Index[9] | | 5.05 | 13.21 | 18.05 | 12.66 | 15.60 | 9.36 | |
| **Mid Cap Growth** | **NBNGX** | **3.49** | **10.34** | **15.45** | **7.07** | **11.86** | **6.02** | |
| Russell Midcap® Growth Index[10] | | 4.41 | 9.61 | 13.39 | 9.53 | 14.60 | 8.30 | |
| **International Growth[5]** | **SNGRX** | **7.43** | **16.04** | **12.20** | **2.95** | **7.18** | **0.93** | |
| MSCI EAFE Index[11] | | 6.47 | 13.79 | 17.77 | 2.79 | 9.06 | 1.46 | |
| **Small Cap Growth[7]** | **SSMGX** | **2.33** | **6.68** | **15.56** | **5.55** | **9.87** | **5.66** | |
| Russell 2000® Growth Index[12] | | 3.37 | 9.14 | 17.76 | 10.22 | 14.58 | 8.49 | |
| **Developing Markets Growth[5]** | **SDMGX** | **11.68** | **24.14** | **29.21** | **1.21** | **3.75** | **0.03** | |
| MSCI Emerging Markets Index[13] | | 9.03 | 17.27 | 22.07 | 0.01 | 2.28 | -0.43 | |

| | Ticker | Three Month[1] | Six Month[1] | Average Annual Returns | | | | 30-Day SEC Yield[2] | Tax-Equivalent Yield |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | One Year | Three Year | Five Year | Ten Year | | |
| **U.S. Government Securities[14]** | **SNGVX** | **0.22%** | **0.77%** | **-0.30%** | **1.31%** | **0.71%** | **3.00%** | **2.51%** | |
| Bloomberg Barclays Interm. Govt. Bond Index[15] | | 0.45 | 1.32 | -0.97 | 1.66 | 1.01 | 3.30 | | |
| **Quality Income[14]** | **SQIFX** | **0.31** | **0.57** | **0.89** | **0.44** | **—** | **—** | **1.61** | |
| Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index[16] | | 0.39 | 0.79 | 0.59 | 1.06 | — | — | | |
| **Tax-Free Income[17]** | **SNTIX** | **2.23** | **4.21** | **0.24** | **4.61** | **4.10** | **4.34** | **2.66** | **4.70%**[18] |
| Bloomberg Barclays 5-Year Municipal Bond Index[19] | | 1.30 | 2.86 | 0.80 | 2.23 | 2.06 | 3.99 | | |
| **Minnesota Tax-Free Income[17,20]** | **SMTFX** | **1.88** | **3.66** | **-0.16** | **3.42** | **3.10** | **4.33** | **2.56** | **5.02**[21] |
| Bloomberg Barclays 5-Year Municipal Bond Index[19] | | 1.30 | 2.86 | 0.80 | 2.23 | 2.06 | 3.99 | | |

# Total Return by Calendar Year

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | YTD 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balanced** | -26.88% | 23.12% | 10.51% | 2.04% | 9.95% | 18.36% | 9.15% | 2.25% | 4.60% | 10.63% |
| S&P 500® Index[3] | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 32.39 | 13.69 | 1.38 | 11.96 | 11.59 |
| Bloomberg Barclays Aggregate Bond Index[4] | 5.24 | 5.93 | 6.54 | 7.84 | 4.22 | -2.02 | 5.97 | 0.55 | 2.65 | 2.71 |
| **Dividend Growth Class I** | -29.60 | 25.59 | 16.43 | 3.29 | 13.54 | 28.18 | 12.12 | 0.51 | 10.73 | 10.10 |
| **Dividend Growth Class S** | -29.77 | 25.25 | 16.19 | 2.98 | 13.23 | 27.95 | 11.79 | 0.25 | 10.49 | 9.92 |
| S&P 500® Index[3] | -37.00 | 26.47 | 15.06 | 2.11 | 16.00 | 32.39 | 13.69 | 1.38 | 11.96 | 11.59 |
| **Global Dividend Growth[5] Class I** | -5.25[22] | 24.65 | 11.58 | -2.58 | 13.61 | 21.70 | 4.03 | -0.93 | 4.96 | 9.75 |
| **Global Dividend Growth[5] Class S** | -5.31[22] | 24.40 | 11.32 | -2.89 | 13.35 | 21.43 | 3.76 | -1.21 | 4.71 | 9.62 |
| MSCI World Index[6] | -21.77[22] | 29.99 | 11.76 | -5.54 | 15.83 | 26.68 | 4.94 | -0.87 | 7.51 | 13.31 |
| **Small Cap Dividend Growth[7] Class I** | — | — | — | — | — | — | — | -6.51[23] | 20.59 | 4.66 |
| **Small Cap Dividend Growth[7] Class S** | — | — | — | — | — | — | — | -6.69[23] | 20.31 | 4.44 |
| Russell 2000® Index[8] | — | — | — | — | — | — | — | -8.37[23] | 21.31 | 5.77 |
| **ESG Growth Class I** | — | — | — | — | — | — | — | — | 2.01[24] | 13.16 |
| **ESG Growth Class S** | — | — | — | — | — | — | — | — | 1.88[24] | 12.97 |
| MSCI World Index[6] | — | — | — | — | — | — | — | — | 6.81[24] | 13.31 |
| **Large Cap Growth** | -34.10 | 28.14 | 10.79 | -0.53 | 13.96 | 29.21 | 10.97 | 4.47 | 4.36 | 17.10 |
| Russell 1000® Growth Index[9] | -38.44 | 37.21 | 16.71 | 2.64 | 15.26 | 33.48 | 13.05 | 5.67 | 7.08 | 17.03 |
| **Mid Cap Growth** | -45.34 | 35.59 | 27.10 | -6.53 | 18.36 | 33.42 | 6.01 | -2.22 | 3.10 | 14.18 |
| Russell Midcap® Growth Index[10] | -44.32 | 46.29 | 26.38 | -1.65 | 15.81 | 35.74 | 11.90 | -0.20 | 7.33 | 13.26 |
| **International Growth[5]** | -44.99 | 27.65 | 9.51 | -10.80 | 18.79 | 17.56 | -7.88 | 4.86 | -6.66 | 19.09 |
| MSCI EAFE Index[11] | -43.38 | 31.78 | 7.75 | -12.14 | 17.32 | 22.78 | -4.90 | -0.81 | 1.00 | 17.09 |
| **Small Cap Growth[7]** | -42.96 | 33.06 | 27.28 | -0.23 | 14.40 | 35.66 | 1.46 | -2.66 | 3.56 | 8.73 |
| Russell 2000® Growth Index[12] | -38.54 | 34.47 | 29.09 | -2.91 | 14.59 | 43.30 | 5.60 | -1.38 | 11.32 | 10.91 |
| **Developing Markets Growth[5]** | -55.26 | 73.97 | 14.53 | -18.48 | 11.08 | 0.59 | -7.79 | -15.88 | 3.59 | 33.42 |
| MSCI Emerging Markets Index[13] | -54.48 | 74.50 | 16.36 | -20.41 | 15.15 | -4.98 | -4.63 | -16.96 | 8.58 | 23.65 |

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | YTD 2017 |
|---|---|---|---|---|---|---|---|---|---|---|
| **U.S. Government Securities[14]** | 5.13% | 7.78% | 4.91% | 2.72% | 2.67% | -2.08% | 2.22% | 1.42% | 0.69% | 0.82% |
| Bloomberg Barclays Interm. Govt. Bond Index[15] | 10.43 | -0.32 | 4.98 | 6.08 | 1.73 | -1.25 | 2.52 | 1.18 | 1.05 | 1.52 |
| **Quality Income[14]** | — | — | — | — | — | 0.58 | 0.68 | -0.27 | 0.79 | 0.74 |
| Bloomberg Barclays U.S. 1-3 Year Gov't/Credit Index[16] | — | — | — | — | — | 0.64 | 0.77 | 0.65 | 1.28 | 0.98 |
| **Tax-Free Income[17]** | -15.77 | 22.42 | 2.49 | 10.73 | 9.93 | -4.46 | 14.60 | 3.91 | 0.64 | 4.67 |
| Bloomberg Barclays 5-Year Municipal Bond Index[19] | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.81 | 3.19 | 2.43 | -0.39 | 3.94 |
| **Minnesota Tax-Free Income[17,20]** | -10.75 | 22.04 | 3.18 | 10.64 | 7.24 | -3.10 | 9.91 | 3.54 | 0.14 | 3.86 |
| Bloomberg Barclays 5-Year Municipal Bond Index[19] | 5.78 | 7.40 | 3.40 | 6.93 | 2.97 | 0.81 | 3.19 | 2.43 | -0.39 | 3.94 |

End notes & disclosures appear on back page.

(1) 3-month and 6-month returns are not annualized.

(2) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Bloomberg Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12). It is not possible to invest directly in an index.

(7) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(8) Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(9) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(10) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(11) The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index.

(12) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group.

(13) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(14) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(15) The Bloomberg Barclays Intermediate Government Index is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(16) The Bloomberg Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(17) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(18) Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4%.

(19) The Bloomberg Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(20) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

(21) Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 9.85%, for an effective combined tax rate of 48.98%.

(22) Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns for the Sit Global Dividend Growth Fund and its benchmarks reflect performance since 9/30/08.

(23) Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns for the Sit Small Cap Dividend Growth Fund and its benchmarks reflect performance since 3/31/15.

(24) Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns for the Sit ESG Growth Fund and its benchmarks reflect performance since 6/30/16.



**Sit Investment Associates**
Sit Mutual Funds